Mail Stop 3561

August 21, 2007

By U.S. Mail and facsimile to (205) 326-1858

James T. McManus, II
President and Chief Executive Officer
Energen Corporation
605 Richard Arrington Jr. Boulevard North
Birmingham, AL 35203-2707

      Re: **Energen Corporation**
                Definitive 14A
                Filed March 22, 2007
                File No. 1-07810

Dear Mr. McManus:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Officers Review Committee, page 7

1. Please provide a materially complete description of the nature and scope of the compensation consultant's assignment and the material elements of the instructions or directions given to the compensation consultant with respect to the performance of its duties. Further, discuss whether the officers review committee directly engaged the compensation consultant. See Item 407(e)(3)(iii) of Regulation S-K.

Selection of Board Nominees, page 9

2. Please state the basis for your view that it is not appropriate to have a policy regarding the nomination of directors by security holders. See Item 407(c)(2)(iii) of Regulation S-K.

Directors' Compensation, page 10

3. Please include a footnote to the table that discloses the grant date fair value of the stock awards included in column (c). See the Instruction to Item 402(k)(2)(iii) of Regulation S-K. In that footnote, also disclose the aggregate number of stock awards outstanding at fiscal year end.

4. Footnote one to the table states that it reflects income tax reimbursements related to company paid spousal travel expenses. Please also disclose the incremental value of spousal travel expenses in this column.

Compensation Discussion and Analysis, page 26

5. We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. Messrs. Warren and McManus received salaries and non-equity incentives that were substantially higher than amounts received by other named executive officers. Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

6. To the extent that you engage in benchmarking your performance against the information that your compensation consultant prepares, please identify the components of each group. See Item 402(b)(2)(xiv) of Regulation S-K. On page 29 you refer to a peer group against which you compare performance for purposes of making awards of performance shares. Please identify the components of that peer group.

7. Please clarify whether the officers review committee's negative discretion applicable to the annual incentive compensation plan relates to all performance-based plans, and disclose whether the officers review committee may increase incentives under other plans. See Item 402(b)(2)(vi) of Regulation S-K.

Annual Incentive Compensation, page 28

8. You disclose target incentive opportunities for 2007, but you have not provided similar information for 2006. In this section, please discuss the policies applicable to the last fiscal year in addition to including the prospective information that you have provided. It is unclear whether the disclosed performance criteria applied to 2006 or 2007.

Long-Term Incentive Compensation, page 29

9. Please refer to Item 402(b)(1)(v) of Regulation S-K. Please disclose how you calculate performance share awards. You have not provided quantitative disclosure of the financial goals that the officers review committee established for awards of performance shares. Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. If disclosure of the performance-related factors would cause competitive harm, please discuss further how difficult it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K. Also, discuss what levels of company performance would lead to awards at the threshold, target or maximum levels.

10. We refer you to Item 402(b)(1)(iv) of Regulation S-K. Please expand your discussion of the material elements of compensation to analyze fully why you choose to pay each element of compensation. Please analyze further why the officers review committee has determined to use stock options instead of performance shares. Please discuss whether the same performance requirements apply to the issuance of options and also describe the "certain circumstances" under which the officers review committee would make restricted stock awards. See Item 402(b)(2)(ii) and (iii) of Regulation S-K. Also discuss whether you make awards at any particular time of year. See Item 402(b)(2)(iv) of Regulation S-K.

Retirement, Death, Disability, Termination of Employment, page 30

11. The disclosure regarding the pension plans and the potential payments upon termination or change in control is lengthy and you should summarize it in the

compensation discussion and analysis section. Please provide full disclosure of these terms following the compensation tables in response to Item 402(h) and (j) of Regulation S-K. Please remove any overly legalistic discussion from this section, including the approximately one and one-half page discussion of the definition of change in control. See Rule 13a-20 under the Securities Exchange Act of 1934. Please also include the benefits received under a change in control following a qualified termination together with the change-in-control disclosure on page 34.

Severance Compensation Agreements and Change in Control, page 32

12. Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay various multiples of the components of compensation as severance or change-in-control payments.

Grants of Plan-Based Awards, page 37

13. The modification to the performance share awards resulted in negative incremental value related to the awards. Please clarify whether the amounts have been netted against the amounts disclosed in column l.

Pension Benefits in 2006, page 41

14. You include a column that is not required by Item 402(h) of Regulation S-K. Please include payments related to termination with the disclosure required by Item 402(j) of Regulation S-K.

15. Please include the narrative disclosure required by Item 402(h) of Regulation S-K. Please include a discussion of the forms of benefits participants may receive under the plan and the effect of the form of benefit elected on the amount of annual benefits.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel